1933 Act/ Rule 461



                                            December 30, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Phoenix Equity Series Fund
            File Nos. 333-29043 and 811-8245
            Post-Effective Amendment No. 10 filed on December 9, 2004
            and Post-Effective Amendment No. 11 filed on December 30, 2004


To the Commission Staff:

Pursuant to Rule 461 of the Securities Act of 1933, the undersigned hereby request that effectiveness of the above-captioned Registration Statements be accelerated to December 30, 2004, the date on which Registrant's annual update to its registration statement would be required to be effective.

Further, in response to the Commission's request, we acknowledge that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
o the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                    PHOENIX EQUITY SERIES FUND


                                    By   /s/ Matthew A. Swendiman
                                         -------------------------
                                         Matthew A. Swendiman
                                         Vice President, Counsel and
                                         Chief Legal Officer

                                    PHOENIX EQUITY PLANNING CORPORATION


                                    By   /s/ Francis G. Waltman
                                         -----------------------
                                         Francis G. Waltman
                                         Senior Vice President and
                                         Chief Administrative Officer